

# Michael Brower · 2nd

Co-Founder, Acting CFO & COO at Odyssey Science, Inc.

Carlsbad, California, United States · 500+ connections ·

**Contact info**



Odyssey Science, In

California State Univ
Chico

# Experience

### Co-Founder, Acting CFO & COO

Odyssey Science, Inc.

May 2020 – Present · 6 mos

Carlsbad, CA and Swansea, MA, United States



### Advisory Board Member

Anchor Audio

Mar 2020 – Present · 8 mos

Carlsbad, CA

Consumer electronics industry. Leading developer and manufacturer of portable speakers.

### Co-Founder

Shamroc, Inc.

Jan 2016 – Present · 4 yrs 10 mos

Carlsbad, CA

Shamroc is the owner of highly differentiated delivery technologies focused today on skincare
but with broader applications. Our delivery technologies address a significant problem in
skincare, that being product efficacy. Most skin ca
as they are manufactured and wait to be purchase

### Acting CFO, Director

Cali-Strong

Jul 2015 – Present · 5 yrs 4 mos

San Diego

California's First Sports Company. Cali-Strong is a
by Jim Stroesser, a successful apparel and shoe e
Oakley, LA Gear, and others. Jim was part of the C
around and grew it and exited in a sale to Nike. BE



### Board Member and Treasurer

San Diego Sport Innovators (SDSI)

May 2009 – Present · 11 yrs 6 mos

San Diego, CA

SD Sport Innovators (SDSI) accelerates business
lifestyle and healthy living industries. SDSI provide
opportunities and networking for startups as well
technology and strategies, and public policy advo

Show 5 more experiences

## Education



### California State University, Chico

Bachelor of Science in Bus Admin, Accounting



### University of San Diego

MBA, Finance and New Business Ventures

## Skills & Endorsements

**Start-ups** · 99+



Endorsed by **Mitch Thrower and 6 others who are highly skilled at this**



Endorsed by **3 of Michael's colleagues at Diego Sport Innovators (SDSI)**

**Strategy** · 88

Endorsed by **Trever Acers and 5 others who are**

 **highly skilled at this**

**Entrepreneurship** · 67

 Endorsed by **Mitch Thrower and 4 others who are highly skilled at this**

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## Recommendations

**Received (5)**    Given (5)



### John Lenihan

Deal-driven Director of Business Development, Partnerships & B2B/B2C Account Management in Tech, AdTech, Media, & Search

September 10, 2015, John worked with Michael in different groups

I had the privilege o
EVP and General M
hyper growth for Oc
smart, strategic, op
extraordinarily flexi



### Steve Petersen

Technology & Operations Leader

June 2, 2014, Michael worked with Steve in the same group

Michael and I came
and worked closely
leadership was high
successfully naviga
recommend Michael without hesitation.

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